Exhibit 99.1

NANOBIOTIX Co-Founder and CEO Laurent Levy Named to 2022 PharmaVoice 100 List of Most Inspiring People in Life Sciences

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--September 6, 2022--Regulatory News:

NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’) (Paris:NANO) (NASDAQ:NBTX), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Laurent Levy, Co-Founder and Chief Executive Officer of Nanobiotix, has been named to the PharmaVoice 100 list of the most inspiring people in the life sciences.

The prestigious annual list, published this year in the July/August issue of the PharmaVoice magazine, is a hallmark within the industry. The list celebrates the most progressive individuals throughout the life sciences, exceptional individuals whose motivational and innovative leadership has helped their colleagues and companies achieve far-reaching goals.

“We are very pleased to honor Laurent Levy as one of 2022’s 100 most inspiring people in the life sciences,” said Tarem Grom, Editor-in-Chief Emeritus, PharmaVoice. “Laurent displays inspirational qualities as well as the ability to view industry trends as opportunities rather than obstacles. We recognize his passion and conviction for the industry and his ability to innovate and think outside the box to develop breakthrough strategies, products and services. He has pioneered new paths and lifted his company to new heights, while taking the time to mentor and guide the next generation of industry leaders, and above all he has shown his dedication to improving the lives of patients."

"As long as I can remember, I have been driven to resolve unfairness in the human experience and believe one of the most unfair situations any human can face is a major illness for which there is no good therapeutic solution," said Laurent Levy, Co-Founder and Chief Executive Officer of Nanobiotix. "It is an honor to be named to the PharmaVoice 100 list and it is also an important recognition of the pioneering work which the team at Nanobiotix is carrying out to revolutionize the treatment of cancer for millions of patients."

The 2022 PharmaVoice 100 list can be viewed here.

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About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive early clinical results and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 8, 2022 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 8, 2022, each as updated in our Half-Year Financial Report filed with the AMF and the SEC on September 8, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

Global – LifeSci Advisors
Ligia Vela-Reid
+44 (0) 7413825310
Lvela-reid@lifesciadvisors.com